JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Floor

New York, New York 10004

March 25, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re: Sensus Healthcare, Inc. — Request for Acceleration

Registration Statement on Form S-1

File No. 333-209451

Dear Ms. Ravitz:

Acting on behalf of the several underwriters, we hereby join in the request of Sensus Healthcare, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on March 29, 2016, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between March 9, 2016 and March 25, 2016, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated March 9, 2016 and the preliminary prospectus dated March 24, 2016 as appears to be reasonable to secure adequate distribution of the preliminary prospectuses.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of prospectuses.

Very Truly Yours,

By: JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking/Underwritings